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FILE NO. 82-3311

December 6, 2004

VIR AIR MAIL

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the document of which contents were announced by the Company.

- Notice of Issuance of Stock Acquisition Rights (dated November 30, 2004) (English translation)

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

FILE NO. 82-3311

(Translation)

November 30, 2004

Dear Sirs,

Name of Company:	Shiseido Company, Limited
Name of Representative:	Morio Ikeda President & CEO (Representative Director)

(Code No. 4911, the First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to:	Masato Hashikawa General Manager of Investor Relations Division (Tel: 03-3572-5111)

<u>Notice of Issuance of Stock Acquisition Rights</u>

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held today, resolved that the Company would issue stock acquisition rights as stock options pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan, as well as the resolution adopted at its 104th Ordinary General Meeting of Shareholders (on June 29, 2004), as described below:

Description

1. Reason for the issuance of stock acquisition rights:

To afford incentives to and raise the morale of the directors, corporate officers and employees of the Company and its related group companies to achieving much improved results and thus to increase the market value of the whole Shiseido Group, the Company intends to issue stock acquisition rights as stock options.

2. Outline of the issuance of stock acquisition rights:

(1) Qualified grantees of stock acquisition rights:

11 employees of the Company.

(2) Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

16,000 shares of common stock of the Company.

Provided, however, that in the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted according to the division/consolidation ratio, in accordance with the following formula. Such adjustment shall be made only to the number of shares in respect of which the said stock acquisition rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded.

Number of shares as adjusted	=	Number of shares before adjustment	x	Division/consolidation ratio

In addition, in the event that after the issue date of the stock acquisition rights, the Company enters into a merger or consolidation or a corporate separation that requires any adjustment to the said number of shares to be issued or transferred upon exercise of the stock acquisition rights, an adjustment shall be made thereto to the extent it is reasonable, by taking into consideration the terms and conditions of the merger or consolidation or the corporate separation.

(3) Total number of stock acquisition rights to be issued:

16 rights (Number of shares to be issued or transferred for each stock acquisition right: 1,000 shares).

Provided, however, that in case of an adjustment to the number of shares as set forth in item (2) above, adjustment shall be made similarly to the number of shares to be issued or transferred for each stock acquisition right.

(4) Issue price of each stock acquisition right:

Free of charge.

(5) Issue date:

November 30, 2004.

(6) Amount to be paid in upon exercise of a stock acquisition right:

A paid-in amount per share to be issued or transferred upon exercise of each stock acquisition right shall be ¥1,419 (For each stock acquisition right: ¥1,419,000).

The said paid-in amount is the closing price on the issue date (¥1,419), which is higher than the average of the daily closing prices (regular way) of the Company's shares on the Tokyo Stock Exchange for 20 days (exclusive of any day on which transactions were not validly made) prior to the day immediately preceding the issue date of the stock acquisition rights (¥1,409, with any fraction of one yen rounded upward to the nearest one yen).

In the event that the Company divides or consolidates its shares after the issuance of the

stock acquisition rights, the said paid-in amount shall be adjusted according to the division/consolidation ratio, in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In the event that the Company issues or transfers new shares at a paid-in price lower than the current market price (exclusive of the issuance or transfer of new shares upon exercise of stock acquisition rights), the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

(7) Stock acquisition right exercise period:

From December 1, 2004 to November 30, 2007

(8) Terms and conditions of the exercise of stock acquisition rights:

a. Any grantee of stock acquisition rights shall remain in office as director, corporate officer or employee of the Company or its related group companies when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to his/her mandatory retirement age or any other good reason.

b. If any grantee of stock acquisition rights dies prior to the expiration of the stock acquisition right exercise period, only one heir to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir.

c. Any other term and condition shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of stock acquisition rights according to the resolution of the Board of Directors for the issuance of the stock acquisition rights.

(9) Events and conditions to cancel stock acquisition rights:

a. In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at

a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.

b. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights as he/she leaves office as director, corporate officer or employee of the Company or its related group companies before he/she does so, the Company may cancel his/her stock acquisition rights without consideration.

c. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights during the stock acquisition right exercise period stipulated in a "contract of granting stock acquisition rights", the Company may cancel his/her stock acquisition rights without consideration.

(10) Capitalization of the portion of the issue price of each share to be issued upon exercise of stock acquisition rights:

¥710 per share; provided, however, that no capitalization shall be made in case the Company transfers its shares of treasury stock upon exercise of stock acquisition rights.

(11) Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

[For reference]

1.	The date of resolution of the Board of Directors for the submission of the proposition to the Ordinary General Meeting of Shareholders:	May 11, 2004
2.	The date of resolution of the Ordinary General Meeting of Shareholders:	June 29, 2004

The stock option plans of the Company during the business year (from April 1, 2004 to March 31, 2005) are classified in two broad categories: one for the officers (Directors and Corporate Officers) of the Company and the other for the directors, corporate officers and employees of the Company and its related group companies. The purposes of the respective stock option plans are described below:

(1) Stock option plan for the officers of the Company:

Long-term incentive type stock option plan that links an increase of shareholder value on a long-term basis with compensation, placing emphasis on sharing interests with its shareholders, under which stock options were granted as follows:

- Grantees of stock acquisition rights:

  32 Directors and Corporate Officers of the Company.

- Total number of stock acquisition rights issued:

  1,004 rights.

- Issue date:

  July 26, 2004.

- Amount to be paid in upon exercise of a stock acquisition right:

  ¥1,427.

(2) Stock option plan for the directors, corporate officers and employees of the Company and its related group companies:

Stock option plan as rewards for individual performances of individuals and teams of the Company and its related group companies that substantially contribute to consolidated results, to inspire can-do spirits of and afford incentives to employees, under which stock options will be issued as notified hereby.

- END -